SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            CHEFS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    163082605
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                     with a copy to:
Michael F. Lombardi                                  George J. Mazin
Lombardi & Lombardi, P.A.                            Lowenstein, Sandler, Kohl,
1862 Oak Tree Road                                     Fisher & Boylan, P.A.
Edison, New Jersey 08818                             65 Livingston Avenue
(732) 906-1500                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                               September 12, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                               CUSIP NO. 163082605

--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                  Joseph Lombardi

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)

       (b)     X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                               Not Applicable

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:  USA

--------------------------------------------------------------------------------
    Number of                 7)  Sole Voting Power:                  10,000
                              --------------------------------------------------
    Shares Beneficially       8)  Shared Voting Power:                    0
                              --------------------------------------------------
    Owned by
    Each Reporting            9)  Sole Dispositive Power:            10,000
                              --------------------------------------------------
    Person   With:           10)  Shared Dispositive Power:               0
                             ---------------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                10,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                .22%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------

* The reporting person beneficially owns 10,000 shares or .22% of the Issuer's common stock and has sole voting and dispositive power over such shares. Certain members of the reporting person's family and other affiliated entities of the reporting person beneficially own in the aggregate 348,665 additional shares of the Issuer's common stock. The reporting person does not beneficially own nor does he have voting or dispositive power over any of such 348,665 shares. The reporting person and such family members and affiliated entities disclaim any membership in a "group" for purposes of Rule 13d-5(b). See Item 2 for additional details.

Item 1.  Security and Issuer

     This statement relates to the Common Stock, par value $.01 per share, of Chefs International, Inc. ("Shares"). The issuer has principal executive offices located at P.O. Box 1332, Point Pleasant Beach, New Jersey 08742.

Item 2.  Identity and Background

         (a)    Joseph Lombardi
         (b)    10 Parsonage Road, Edison, New Jersey 08837
         (c) Office Manager; Edison-Metuchen Orthopaedic Group, 10 Parsonage Road, Edison, New Jersey 08837
         (d)    Criminal convictions:  None
         (e)    Civil proceedings:  None
         (f)    USA

     The reporting person beneficially owns 10,000 Shares or .22%. Certain members of the reporting person's family ("Family Members") and other affiliated entities of the reporting person ("Affiliated Entities") beneficially own in the aggregate 348,665 additional shares of the Issuer's common stock. The reporting person does not beneficially own nor does he have voting or dispositive power over any of such 348,665 shares. Each Family Member and Affiliated Entity has sole voting and dispositive power over the Shares such Family Member or Affiliated Entity owns.

     On a combined basis the reporting person, the Family Members and the Affiliated Entities beneficially own 358,665 Shares or 7.98%. The reporting person, the Family Members and the Affiliated Entities disclaim any membership in a "group" for purposes of Rule 13d-5(b). There are no written or oral agreements among the reporting person, the Family Members and the Affiliated Entities to act in concert with respect to the Shares owned by such entities.


Item 3.  Source and Amount of Funds or Other Consideration

     All funds used by Joseph Lombardi to purchase Shares were derived from his personal funds. Mr. Lombardi has not purchased any Shares which are required to be reported in this Schedule 13D/A.

Item 4.  Purpose of Transaction

     The acquisition of the Shares by the reporting person is for investment purposes. On October 10, 1996, Michael F. Lombardi, on behalf of the reporting person, the Family Members and the Affiliated Entities, offered to purchase 6,000,000 (pre-reverse stock split) Shares for $.50 per Share or 2,000,000 (post-reverse stock split) Shares for $1.50 per Share (such offer is attached as Exhibit A). The Issuer orally rejected such offer.

     On December 27, 1996, Michael F. Lombardi, on behalf of the reporting person, the Family Members and the Affiliated Entities, offered to purchase approximately 1,766,566 Shares at $.62 per share (the then current market price) from Robert E. Brennan (such offer is attached as Exhibit B). In a letter dated May 15, 1997, Mr. Brennan stated that the December 27, 1996 offer was "not acceptable" and that Michael F. Lombardi should submit a higher bid. On June 10, 1997, Mr. Donald Conway was appointed trustee in the Chapter 11 Bankruptcy Proceeding involving Mr. Brennan. By virtue of his appointment as trustee, Mr. Conway is empowered (with court approval) to sell Mr. Brennan's 1,766,557 Shares. On September 12, 1997, Michael F. Lombardi, on behalf of the reporting person, the Family Members and the Affiliated Entities, offered to purchase the 1,766,557 Shares from Mr. Conway, as trustee, for $1.00 per Share (such offer is attached as Exhibit C). To date no agreement has been reached.

     In the event Mr. Conway sells the 1,766,557 Shares to the reporting person and/or the Family Members or Affiliated Entities, such persons would beneficially own 2,125,222 Shares or 47.3% and would be in a position to control the Issuer. Under such circumstances, the reporting person, the Family Members and the Affiliated Entities, should such entities vote their respective Shares in a similar manner, may engage in some of the transactions listed in Item 4 of
Schedule 13D. As of the date hereof, the reporting person has no present plans or intentions (other than as set forth herein) which would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     Based upon the information contained in the Issuer's 1997 Proxy Statement there are issued and outstanding 4,489,539 Shares. The reporting person beneficially owns 10,000 Shares or .22% of the Shares. The reporting person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 10,000 Shares.

     The reporting person has not engaged in any transaction in the Shares since the reporting person's last filing of a Schedule 13D.

     No other entity controlled by the reporting person has traded the Shares since the reporting person's last filing of a Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On October 10, 1996, Michael F. Lombardi, on behalf of the reporting person, the Family Members and the Affiliated Entities, offered to purchase 6,000,000 (pre-reverse stock split) Shares for $.50 per Share or 2,000,000 (post-reverse stock split) Shares for $1.50 per Share (such offer is attached as Exhibit A). The Issuer orally rejected such offer.

     On December 27, 1996, Michael F. Lombardi, on behalf of the reporting person, the Family Members and the Affiliated Entities, offered to purchase approximately 1,766,566 Shares at $.62 per share (the then current market price) from Robert E. Brennan (such offer is attached as Exhibit B). In a letter dated May 15, 1997, Mr. Brennan stated that the December 27, 1996 offer was "not acceptable" and that Michael F. Lombardi should submit a higher bid. On June 10, 1997, Mr. Donald Conway was appointed trustee in the Chapter 11 Bankruptcy Proceeding involving Mr. Brennan. By virtue of his appointment as trustee, Mr. Conway is empowered (with court approval) to sell Mr. Brennan's 1,766,557 Shares. On September 12, 1997, Michael F. Lombardi, on behalf of the reporting person, the Family Members and the Affiliated Entities, offered to purchase the 1,766,557 Shares from Mr. Conway, as trustee, for $1.00 per Share (such offer is attached as Exhibit C). To date no agreement has been reached.

Item 7.  Material to be filed as exhibits

         A. Letter from Michael F. Lombardi to John Livelli, Esq. dated October 10, 1996.
         B. Letter from Michael F. Lombardi to Gerald Gline, Esq. dated December 27, 1996.
         C. Letter from Michael F. Lombardi to Donald Conway dated September 12, 1997.

                                    Exhibit A

                                October 10, 1996


Robinson, Lapidus & Livelli
Attorneys at Law
Two Penn Plaza East
Newark, New Jersey 07105-2249
Attn:  John Livelli, Esq.

             Re:  Chef's International, Inc.

Dear Mr. Livelli:

Yesterday, you provided me with the Notice of Annual Shareholders Meeting to take place November 7, 1996. After reading the Notice, I saw that there is a proposal for a reverse stock split of "3 for 1."

While I do not oppose a "3 for 1" reverse stock split per se, I want clarification and confirmation that all stock options of all kinds currently exercisable or exercisable in the future will be accordingly adjusted by both the number of shares and the exercise price. I did not see any language to that effect in the Notice and I would like to know in advance of November 7, 1996 that the stock option will be adjusted proportionately in number of shares and price.

Please be advised that either I and/or my representative will be personally appearing at the November 7, 1996 shareholders meeting.

Please advise me as to whether the meeting will be recorded and how. I am willing to provide a stenographic reporter at my expense.

Please advise Mr. Papalia that I would like discussion on November 7, 1996 regarding the following:

     A. Long and short-term plans for Mr. Cookie Face.

     B. Performance of the new Mexican Restaurant.

     C. What management plans to do to increase sales, control expenses and achieve profitability for the restaurant and ice cream business.

     D. Growth plans; are any new restaurants planned?

     E. With the exception of Frank Koenemund who has 1,000,000 shares and James Fletcher who has 1,000 shares, am I correct that Anthony Papalia, Martin Fletcher and Jack Mariucci do not actually own any shares?

     F. I would like an explanation how Mr. Koenemund earned a bonus of $54,300.00 for fiscal 1996.

     G. Have efforts been made to attempt to sell the company and/or some or all of its assets?

     H. What efforts have been made to raise capital for the company?

     I. Are stock offerings by the company being considered?

     J. I would like to explore with the Board the possibility of my clients subscribing for 6,000,000 shares of old common stock at $.50 per share or 2,000,000 shares of new common stock at $1.50 per share.

Finally, I thought I would have an opportunity yesterday to meet with Mr. Papalia. I would still very much like to meet the President of a Company in which we are taking such an interest.

I appreciate your time and attention to this matter.

                                            Very truly yours,

                                            /s/ Michael F. Lombardi
                                                _________________________
                                                Michael F. Lombardi

                                    Exhibit B

                                December 27, 1996

Cole, Scholtz, Meisel,
  Foreman & Leonard
25 Main Street
Hackensack, New Jersey 07601
Attn:  Gerald Gline, Esq.

Securities & Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-2
Washington, D.C. 20549
Attn:  Judith Starr, Esq.
Division of Enforcement

                  Re:  In the Matter of Robert E. Brennan,
                       Securities & Exchange Commission vs.
                       Robert E. Brennan; Chef's International Inc.

Dear Mr. Gline and Ms. Starr:

     In connection with the Chapter 11 reorganization bankruptcy of Robert E. Brennan and any plan of reorganization, Mr. Brennan owns approximately 39% of the issued and outstanding shares of Chef's International, Inc. It is my understanding that Mr. Brennan owns approximately 1,766,566 "new" shares (5,299,677 "old" shares prior to 1 for 3 reverse stock split). At the current market price of approximately $0.62, the shares have a value of $1,095,264.72.

     I represent individuals and entities that collectively own approximately 8% of the issued and outstanding shares of Chef's International Inc. Other than Robert E. Brennan and my clients, no other person or entity owns more than 5% of the common stock.

     My clients at this time bid $1,095,264.72 for the common stock in Chef's International, Inc. held by Robert E. Brennan subject to Bankruptcy Court approval. The terms would be "cash", the shares must be transferred free and clear of liens, assignments, pledges, encumbrances, etc. We can consummate this matter shortly after Bankruptcy Court approval.

     Please consider my bid.

     I appreciate your time and attention to this matter.

                                             Very truly yours,

                                            /s/ Michael F. Lombardi
                                                ________________________
                                                Michael F. Lombardi

                                    Exhibit C

                               September 12, 1997


Drucker, Rahl & Fein, P.C.
200 Canal Pointe Blvd.
Princeton, NJ 08540

Attn:  Donald Conway, C.P.A.

                          Re:  Robert E. Brennan;
                               Chef's International, Inc.

Dear Mr. Conway:

I am writing to you to communicate a bid to purchase the 1,766,557 shares of stock in Chef's International, Inc. that you hold as trustee in the Robert E. Brennan Chapter 11 Bankruptcy proceedings.

My clients bid as follows:

                  Price:            $1.00 per share; $1,766,557.00 total
                  Terms:            Cash at transfer of shares
                  Closing:          Immediately after approval of sale of United
                                    States Bankruptcy Court
                  Conditions:       Included  with the  $1,766,557  shares would
                                    be any options or warrants held formerly by Robert E. Brennan

My clients are also willing to purchase from you as trustee, at fair market value, the real estate located in Vero Beach, Florida, for which real estate there is currently a lease agreement between Gourmet Associates and Chef's International, Inc. The terms would be cash at closing. The closing would take place after approval by the United States Bankruptcy Court.

Please consider this bid.

Please contact me if you have any questions or comments.

                                          Very truly yours,


                                          /s/ Michael F. Lombardi
                                              __________________________
                                              Michael F. Lombardi

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            September 18, 1997


                                            /s/ Joseph Lombardi
                                                ______________________
                                                Joseph Lombardi


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            CHEFS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    163082506
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Michael F. Lombardi
                               1862 Oak Tree Road
                                Edison, NJ 08820
                                  908-906-1500

--------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                October 10, 1996
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------
**All other aspects contained in the original Schedule 13D filing and First Amendment are unchanged except the amendments contained herein.
--------------------------------------------------------------------------------

                               CUSIP NO. 163082506

--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                     Robert M. Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:

               USA

--------------------------------------------------------------------------------
     Number of                7)   Sole Voting Power:               348,000
     Shares Beneficially      8)   Shared Voting Power:                   0
     Owned by
     Each Reporting           9)   Sole Dispositive Power:          348,000
     Person   With:          10)   Shared Dispositive Power:              0

--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                348,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

         2.5% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                Stephen F. Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
    Number of                   7)  Sole Voting Power:                  30,000
    Shares Beneficially         8)  Shared Voting Power:                     0
    Owned by
    Each Reporting              9)  Sole Dispositive Power:             30,000
    Person   With:             10)  Shared Dispositive Power:                0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                30,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

               .22% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                              CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                       Joseph Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA
--------------------------------------------------------------------------------
       Number of                7)    Sole Voting Power:                30,000
       Shares Beneficially      8)    Shared Voting Power:                   0
       Owned by
       Each Reporting           9)     Sole Dispositive Power:          30,000
       Person With:            10)    Shared Dispositive Power:              0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                30,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

           Less than 1% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                     Joseph S. Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
       Number of              7)    Sole Voting Power:                  40,000
       Shares Beneficially    8)    Shared Voting Power:                     0
       Owned by
       Each Reporting         9)    Sole Dispositive Power:             40,000
         Person   With:      10)    Shared Dispositive Power:                0

--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                40,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

               .30% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                     Michael F. Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
       Number of                    7)  Sole Voting Power:             173,000
       Shares Beneficially          8)  Shared Voting Power:                 0
       Owned by
       Each Reporting               9)  Sole Dispositive Power:        173,000
         Person   With:            10)  Shared Dispositive Power:            0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

              173,000
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                1% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                 Lombardi & Lombardi, P.A. Defined Benefits Plan
                     Dated June 28, 1984; Fed ID# 22-2369867

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Pension Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
       Number of                 7)   Sole Voting Power:               137,000
       Shares Beneficially       8)   Shared Voting Power:                   0
       Owned by
       Each Reporting            9)   Sole Dispositive Power:          137,000
       Person   With:           10)   Shared Dispositive Power:              0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                137,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11):

                1% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions):           EP (Pension Fund)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                           Lombardi & Lombardi, P.A.;
                               Fed ID# 22-2369867

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Corporate Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
       Number of                     7)  Sole Voting Power:             147,000
       Shares Beneficially           8)  Shared Voting Power:                 0
       Owned by
       Each Reporting                9)  Sole Dispositive Power:        147,000
         Person   With:             10)  Shared Dispositive Power:            0

--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                147,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                1% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):           CO (Corporation)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                          December '95 Investment Club;
                              Fed ID No. 22-3432167

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
       Number of                    7)  Sole Voting Power:             12,000
       Shares Beneficially          8)  Shared Voting Power:                0
       Owned by
       Each Reporting               9)  Sole Dispositive Power:        12,000
         Person   With:            10)  Shared Dispositive Power:           0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

        12,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

           Less than 1% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions):       IV (Investment Company)

--------------------------------------------------------------------------------

IV.    List of trades

     The confirmation sheets of the stockbrokers are annexed hereto showing the trades, dates, amounts and purchase prices of each trade of each reporting person.

                               Michael F. Lombardi

Date               Quantity               Price              Type of Transaction

9/10/96            20,000                 $.56               Open Mkt. Purchase
10/2/96            40,000                 $.56               Open Mkt. Purchase

                          December '95 Investment Club

Date               Quantity               Price              Type of Transaction

10/1/96             3,000                 $.56               Open Mkt. Purchase
10/1/96             2,000                 $.56               Open Mkt. Purchase
10/3/96             7,000                 $.56               Open Mkt. Purchase

                            Lombardi & Lombardi, P.A.

Date               Quantity               Price              Type of Transaction

9/24/96               300                  $.56               Open Mkt. Purchase
10/2/96             9,700                  $.56               Open Mkt. Purchase


                                 Joseph Lombardi

Date               Quantity               Price              Type of Transaction

9/10/96              2,500                 $.56               Open Mkt. Purchase

                                  Certification

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct as of October 10, 1996.


                                                /s/ Stephen F. Lombardi
                                                    _____________________
                                                    Stephen F. Lombardi


                                                /s/ Joseph S. Lombardi
                                                    _____________________
                                                    Joseph S. Lombardi


                                                /s/ Joseph Lombardi
                                                    ______________________
                                                    Joseph Lombardi


                                                /s/ Robert M. Lombardi
                                                    ______________________
                                                    Robert M. Lombardi


                                                /s/ Michael F. Lombardi
                                                    _______________________
                                                    Michael F. Lombardi


                                             LOMBARDI & LOMBARDI, P.A.
                                             DEFINED BENEFITS PLAN DATED
                                             JUNE 28, 1984


                                             By: /s/Michael F. Lombardi
                                                    _______________________
                                                    Michael F. Lombardi,
                                                    Trustee


                                       LOMBARDI & LOMBARDI, P.A.


                                                 By:/s/Michael F. Lombardi
                                                       _____________________
                                                       Michael F. Lombardi,
                                                       President


                                        DECEMBER '95 INVESTMENT CLUB

                                                  By:/s/Michael F. Lombardi
                                                        _____________________
                                                        Michael F. Lombardi,
                                                        Secretary

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            CHEFS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    163082506
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Michael F. Lombardi
                               1862 Oak Tree Road
                                Edison, NJ 08820
                                  908-906-1500

--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                September 1, 1996
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------
**All other aspects contained in the original Schedule 13D filing are unchanged except the amendments contained herein.
--------------------------------------------------------------------------------

                               CUSIP NO. 163082506

--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                     Robert M. Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
    Number of                  7)  Sole Voting Power:                   348,000
    Shares Beneficially        8)  Shared Voting Power:                       0
    Owned by
    Each Reporting             9)  Sole Dispositive Power:             348,000
    Person   With:            10)  Shared Dispositive Power:                  0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                348,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11):

                2.5% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                     Stephen F. Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
   Number of                 7)    Sole Voting Power:                    30,000
   Shares Beneficially       8)    Shared Voting Power:                       0
   Owned by
   Each Reporting            9)    Sole Dispositive Power:               30,000
   Person   With:           10)    Shared Dispositive Power:                  0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                30,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

               .22% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                       Joseph Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
    Number of                   7)   Sole Voting Power:                  27,500
    Shares Beneficially         8)   Shared Voting Power:                     0
    Owned by
    Each Reporting              9)   Sole Dispositive Power:             27,500
    Person   With:             10)   Shared Dispositive Power:                0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                27,500

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

               .20% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                     Joseph S. Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
    Number of                  7)   Sole Voting Power:                 40,000
    Shares Beneficially        8)   Shared Voting Power:                    0
    Owned by
    Each Reporting             9)   Sole Dispositive Power:            40,000
    Person   With:            10)   Shared Dispositive Power:               0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                40,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

               .30% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                     Michael F. Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
    Number of                 7)   Sole Voting Power:                  113,000
    Shares Beneficially       8)   Shared Voting Power:                      0
    Owned by
    Each Reporting            9)   Sole Dispositive Power:             113,000
    Person   With:           10)   Shared Dispositive Power:                 0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                113,000
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11):

                1% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                 Lombardi & Lombardi, P.A. Defined Benefits Plan
                     Dated June 28, 1984; Fed ID# 22-2369867

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Pension Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
     Number of                  7)   Sole Voting Power:                 137,000
     Shares Beneficially        8)   Shared Voting Power:                     0
     Owned by
     Each Reporting             9)   Sole Dispositive Power:            137,000
     Person   With:            10)   Shared Dispositive Power:                0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                137,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                1% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):           EP (Pension Fund)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                           Lombardi & Lombardi, P.A.;
                               Fed ID# 22-2369867

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Corporate Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
     Number of                 7)   Sole Voting Power:                  137,000
     Shares Beneficially       8)   Shared Voting Power:                      0
     Owned by
     Each Reporting            9)   Sole Dispositive Power:             137,000
     Person   With:           10)   Shared Dispositive Power:                 0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                137,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                1% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions):           CO (Corporation)

--------------------------------------------------------------------------------

IV.    List of trades

     The confirmation sheets of the stockbrokers are annexed hereto showing the trades, dates, amounts and purchase prices of each trade of each reporting person.

                               Michael F. Lombardi

Date                     Quantity          Price             Type of Transaction

8/26/96                   5,000             $.65              Open Mkt. Purchase
8/26/96                   5,000             $.65              Open Mkt. Purchase
8/28/96                   3,000             $.65              Open Mkt. Purchase


             Lombardi & Lombardi, P.A. Defined Benefits Pension Plan

Date                     Quantity          Price             Type of Transaction

8/9/96                    7,500             $.65              Open Mkt. Purchase
8/13/96                  10,000             $.65              Open Mkt. Purchase
8/14/96                  12,500             $.65              Open Mkt. Purchase
8/15/96                   7,000             $.65              Open Mkt. Purchase
8/15/96                   6,000             $.65              Open Mkt. Purchase
8/19/96                  25,000             $.65              Open Mkt. Purchase
8/19/96                   5,000             $.65              Open Mkt. Purchase
8/21/96                  14,000             $.65              Open Mkt. Purchase

                               Joseph S. Lombardi

Date                     Quantity          Price             Type of Transaction

7/26/96                   15,000            $.63              Open Mkt. Purchase
8/16/96                   25,000            $.65              Open Mkt. Purchase

                                  Certification

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct as of September 1, 1996.


                                                       /s/ Stephen F. Lombardi
                                                           _____________________
                                                           Stephen F. Lombardi


                                                       /s/ Joseph S. Lombardi
                                                           _____________________
                                                           Joseph S. Lombardi


                                                       /s/ Joseph Lombardi
                                                           _____________________
                                                           Joseph Lombardi


                                                       /s/ Robert M. Lombardi
                                                           _____________________
                                                           Robert M. Lombardi


                                                       /s/ Michael F. Lombardi
                                                           _____________________
                                                           Michael F. Lombardi


                                                       LOMBARDI & LOMBARDI, P.A.
                                                       DEFINED BENEFITS PLAN
                                                       DATED JUNE 28, 1984


                                                   By: /s/Michael F. Lombardi
                                                          ______________________
                                                          Michael F. Lombardi,
                                                          Trustee


                                                       LOMBARDI & LOMBARDI, P.A.


                                                   By:/s/Michael F. Lombardi
                                                         _______________________
                                                         Michael F. Lombardi,
                                                         President


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            CHEFS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    163082506
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Michael F. Lombardi
                               1862 Oak Tree Road
                                Edison, NJ 08820
                                  908-906-1500

--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 August 1, 1996
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                               CUSIP NO. 163082506
--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                       Robert M. Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
  Number of                         7)  Sole Voting Power:              348,000
  Shares Beneficially               8)  Shared Voting Power:                  0
  Owned by
  Each Reporting                    9)  Sole Dispositive Power:          348,000
         Person   With:            10)  Shared Dispositive Power:             0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                     348,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See (Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

               2.5% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                     Stephen F. Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
  Number of                      7) Sole Voting Power:                   30,000
  Shares Beneficially            8) Shared Voting Power:                      0
  Owned by
  Each Reporting                 9) Sole Dispositive Power:              30,000
  Person   With:                10) Shared Dispositive Power:                 0

--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                30,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11):

               .22% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                       Joseph Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
  Number of                          7)    Sole Voting Power:         27,500
  Shares Beneficially                8)    Shared Voting Power:            0
  Owned by
  Each Reporting                     9)    Sole Dispositive Power:    27,500
  Person   With:                    10)    Shared Dispositive Power:       0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                27,500

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

               .20% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                     Joseph S. Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
   Number of                         7)    Sole Voting Power:             15,000
   Shares Beneficially               8)    Shared Voting Power:                0
   Owned by
   Each Reporting                    9)     Sole Dispositive Power:       15,000
   Person   With:                   10)    Shared Dispositive Power:           0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                15,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

               .11% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                     Michael F. Lombardi; S.S. # ###-##-####

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions):(Personal Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
   Number of                    7)    Sole Voting Power:                100,000
   Shares Beneficially          8)    Shared Voting Power:                    0
   Owned by
   Each Reporting               9)    Sole Dispositive Power:           100,000
   Person   With:          10)    Shared Dispositive Power:                   0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                100,000
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

               .74% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):           IN (Individual)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                 Lombardi & Lombardi, P.A. Defined Benefits Plan
                     Dated June 28, 1984; Fed ID# 22-2369867

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions):(Pension Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
  Number of                    7)  Sole Voting Power:                    50,000
  Shares Beneficially          8)  Shared Voting Power:                       0
  Owned by
  Each Reporting               9)  Sole Dispositive Power:               50,000
  Person   With:              10)  Shared Dispositive Power:                  0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                50,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11):

               .37% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions):           EP (Pension Fund)

--------------------------------------------------------------------------------

                               CUSIP NO. 163082506
--------------------------------------------------------------------------------
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                           Lombardi & Lombardi, P.A.;
                               Fed ID# 22-2369867

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)
       (b)  X

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions):(Corporate Funds) - PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:

                USA

--------------------------------------------------------------------------------
  Number of                   7)    Sole Voting Power:                  137,000
  Shares Beneficially         8)    Shared Voting Power:                      0
  Owned by
  Each Reporting              9)    Sole Dispositive Power:             137,000
  Person   With:             10)    Shared Dispositive Power:                 0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                137,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11):

                1% of shares of company outstanding (13,459,576)

--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions):           CO (Corporation)

--------------------------------------------------------------------------------

                                      RIDER
I.     Reporting Persons

       1.     Michael F. Lombardi
              (a)     1862 Oak Tree Road, Edison, NJ 08820
              (b)     Attorney; Lombardi & Lombardi, P.A.,
                      1862 Oak Tree Road, Edison, NJ 08820
              (c)     None - no criminal convictions
              (d)     None - no civil proceedings regarding securities laws
              (e)     USA

       2.     Robert M. Lombardi

              (a)     10 Parsonage Road, Edison, NJ 08837
              (b)     Physician; Edison-Metuchen Orthopaedic Group,
                      10 Parsonage Road, Edison, NJ
              (c)     None - no criminal convictions
              (d)     None - no civil proceedings regarding securities laws
              (e)     USA

       3.     Stephen F. Lombardi

              (a)     1862 Oak Tree Road, Edison, NJ 08820
              (b)     Attorney; Lombardi & Lombardi, P.A.,
                      1862 Oak Tree Road, Edison, NJ 08820
              (c)     None - no criminal convictions
              (d)     None - no civil proceedings regarding securities laws
              (e)     USA

       4. Lombardi & Lombardi, P.A. Defined Benefit Pension Plan dated June 28, 1984

              (a)     1862 Oak Tree Road, Edison, NJ 08820
              (b)     Pension Fund
              (c)     None - no criminal convictions
              (d)     None - no civil proceedings regarding securities laws
              (e)     USA
              (f) The Administrators of the Plan are Michael F. Lombardi and Stephen F. Lombardi

       5.     Lombardi & Lombardi, P.A.

              (a)     1862 Oak Tree Road, Edison, NJ 08820
              (b)     Professional association, law firm
              (c)     None - no criminal convictions
              (d)     None - no civil proceedings regarding securities laws
              (e)     USA
              (f) The stockholders and officers are Michael F. Lombardi and Stephen F. Lombardi

       6.     Joseph Lombardi

              (a)     10 Parsonage Road, Edison, NJ 08837
              (b) Office Manager of Edison-Metuchen Orthopaedic Group, 10 Parsonage Road, Edison, NJ 08837
              (c)     None - no criminal convictions
              (d)     None - no civil proceedings regarding securities laws
              (e)     USA


       7.     Joseph S. Lombardi

              (a)     10 Parsonage Road, Edison, NJ 08837
              (b) Physician; Edison-Metuchen Orthopaedic Group, 10 Parsonage Road, Edison, NJ 08837
              (c)     None - no criminal convictions
              (d)     None - no civil proceedings regarding
              (e)     USA

II.    Disclaimer as to Group

     Michael F. Lombardi, Robert M. Lombardi, Stephen F. Lombardi, Joseph Lombardi, Joseph S. Lombardi, Lombardi & Lombardi, P.A. and Lombardi & Lombardi, P.A. Defined Benefit Plan dated June 28, 1984, are all acting separately and not as a group. However, since these persons and entities have both personal and business affiliations, the reporting persons felt it best to disclose the purchases which, all together, total over 5% of the outstanding shares.

III.   Purpose of transaction

     The purpose of the acquisition of the subject securities is for investment and accumulation of shares in Chefs International, Inc.

IV.    List of trades

     The confirmation sheets of the stockbrokers are annexed hereto showing the trades, dates, amounts and purchase prices of each trade of each reporting person.

                               Michael F. Lombardi

 Date                      Quantity                Price      Transaction Type

7/09/96                      3,000                .5625      Open Mkt. Purchase
7/09/96                     10,000                .60        Open Mkt. Purchase
7/11/96                     10,000                .5625      Open Mkt. Purchase
7/12/96                      7,000                .5625      Open Mkt. Purchase
7/19/96                      4,000                .625       Open Mkt. Purchase
7/23/96                      2,000                .625       Open Mkt. Purchase
7/24/96                     10,000                .65625     Open Mkt. Purchase
7/25/96                      9,000                .65625     Open Mkt. Purchase
7/26/96                     55,000                .65625     Open Mkt. Purchase

                               Robert M. Lombardi

 Date                   Quantity                 Price          Transaction Type

5/16/96                   10,000                 .4375        Open Mkt. Purchase
5/16/96                   10,000                 .46875       Open Mkt. Purchase
5/24/96                    2,000                 .43750       Open Mkt. Purchase
5/28/96                    5,000                 .4375        Open Mkt. Purchase
5/31/96                   10,000                 .46875       Open Mkt. Purchase
5/31/96                   15,000                 .4375        Open Mkt. Purchase
6/03/96                    1,000                 .4375        Open Mkt. Purchase
6/05/96                    2,000                 .4375        Open Mkt. Purchase
6/17/96                   20,000                 .5000        Open Mkt. Purchase
6/18/96                   16,200                 .5000        Open Mkt. Purchase
6/18/96                   25,000                 .46875       Open Mkt. Purchase
6/20/96                   25,000                 .5625        Open Mkt. Purchase
6/25/96                   11,800                 .5000        Open Mkt. Purchase
7/01/96                   40,000                 .59375       Open Mkt. Purchase
7/12/96                   10,000                 .5625        Open Mkt. Purchase
7/15/96                   10,000                 .6250        Open Mkt. Purchase
7/17/96                   10,000                 .6250        Open Mkt. Purchase
7/22/96                   30,000                 .6250        Open Mkt. Purchase
7/23/96                   10,000                 .65625       Open Mkt. Purchase
7/26/96                   10,000                 .65625       Open Mkt. Purchase
7/29/96                   20,000                 .65625       Open Mkt. Purchase
7/30/96                   30,000                 .65625       Open Mkt. Purchase
7/31/96                   10,000                 .6250        Open Mkt. Purchase


                               Stephen F. Lombardi

 Date                   Quantity                 Price         Transaction Type

6/25/96                   20,000                 .50          Open Mkt. Purchase

             Lombardi & Lombardi, P.A. Defined Benefit Pension Plan

 Date                   Quantity                Price           Transaction Type

5/17/96                   50,000               .4375          Open Mkt. Purchase


                            Lombardi & Lombardi, P.A.

 Date                   Quantity                Price           Transaction Type

5/17/96                    7,000               .4375          Open Mkt. Purchase
5/20/96                   10,000               .4375          Open Mkt. Purchase
5/23/96                    5,000               .4375          Open Mkt. Purchase
6/04/96                   20,000               .421875        Open Mkt. Purchase
6/18/96                    5,000               .50            Open Mkt. Purchase
6/18/96                    5,000               .50            Open Mkt. Purchase
6/19/96                   35,000               .50            Open Mkt. Purchase
6/25/96                   10,000               .50            Open Mkt. Purchase
6/27/96                    4,000               .50            Open Mkt. Purchase
7/05/96                   36,000               .5625          Open Mkt. Purchase

                                 Joseph Lombardi

 Date                   Quantity                Price           Transaction Type

5/20/96                    5,000               .4375          Open Mkt. Purchase
5/23/96                    5,000               .4375          Open Mkt. Purchase
6/25/96                   10,000               .50            Open Mkt. Purchase


                               Joseph S. Lombardi

 Date                   Quantity                Price           Transaction Type

7/31/96                   15,000               .625           Open Mkt. Purchase


Item 5.  Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.  Material to be filed as Exhibits

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               August 1, 1996


                                              /s/ Stephen F. Lombardi
                                                  ______________________
                                                  Stephen F. Lombardi


                                              /s/ Joseph S. Lombardi
                                                  ______________________
                                                  Joseph S. Lombardi


                                              /s/ Joseph Lombardi
                                                  ______________________
                                                  Joseph Lombardi


                                              /s/ Robert M. Lombardi
                                                  ______________________
                                                  Robert M. Lombardi


                                              /s/ Michael F. Lombardi
                                                  ______________________
                                                  Michael F. Lombardi


                                             LOMBARDI & LOMBARDI, P.A.
                                             DEFINED BENEFITS PLAN


                                             By: /s/Michael F. Lombardi
                                                    _____________________
                                                    Michael F. Lombardi,
                                                    Trustee


                                             LOMBARDI & LOMBARDI, P.A.


                                             By:/s/Michael F. Lombardi
                                                   ______________________
                                                   Michael F. Lombardi,
                                                   President


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).